April 15, 2005

via U.S. mail

Mr. Steven J. Janusek
Chief Financial Officer
Reddy Ice Holdings, Inc.
8750 North Central Expressway, Suite 1800
Dallas, Texas 75231

      Re:	Reddy Ice Holdings, Inc.
      	Amendment No. 1 to Form S-1 filed April 6, 2005
      File No. 333-122751

      Form S-4 filed April 6, 2005
      File No. 333-123871

Dear Mr. Janusek:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors, page 11

Certain affiliates or associated entities of underwriters....., page
19

1. In this section, please identify Lehman Brothers Inc. as your qualified independent underwriter.



Dividend Policy and Restrictions, page 23

2. We note your responses to our prior comments 25 and 26. We may have additional comments when you complete the missing blanks from this section.

3. We note that you added a "pro forma" column header to the information appearing on pages 25 and 26 in response to prior comment
30. However, we continue to believe, due to the critical nature of the disclosures in this section, that the various line items within your reconciliations should be prefaced with "pro forma" labeling, consistent with the prominence given to "estimated" amounts on page
25.

	Restrictions on Payments of Dividends, page 29

4. We note your response to our prior comment 32. Please clearly define the meaning of the term "buildup amount" the first time you use it or be more specific about the location of its definition.

Unaudited Pro Forma Condensed Financial Information, page 34

5. We note that although you provided a date for the offering of the
Reddy Holdings notes in response to prior comment 33, there are three other transactions listed in your summary, including the (i) redemption of series A preferred stock, (ii) payment of a $10.4 million dividend, and (iii) payment of a $1.2 million special transaction amount; for which no dates are provided. We reissue prior comment 33.

6. We understand you are continuing to evaluate the manner of implementing and presenting the effects of the stock split you mention on page 34. We will continue our review of this matter once you are able to respond fully to prior comment 34.

7. We note your response to prior comment 35, explaining that although you believe your tender offer is priced at a level that will attract a full response, you will add disclosure to the prospectus prior to effectiveness "if indications are that a meaningful amount...might not be tendered." We understand that you have considered all available information, and have concluded that this alternate scenario is currently unlikely. In the event that your expectations change, such that it becomes reasonably likely that a material amount of the notes will not be tendered, it will be necessary to modify your pro forma presentation to fairly reflect the range of possible outcomes. Please advise us if we have misunderstood the extent of the analysis serving as the basis for your stated expectations.

8. Please discuss the accounting effects that you expect to record in conjunction with your plan to accelerate the vesting of stock options, mentioned on page 80. If you believe the effects will not be material, and prefer not to include further disclosure on the subject, submit this information on a supplemental basis.

9. The reasons for the differences between the various line items listed under sources and uses on page 22, and the corresponding amounts on page 36, are unclear. It is also unclear why the amounts included under point (a) on page 36 do not agreed with the various pro forma adjustments identified on page 35, referencing that note.
Please revise your presentation and disclosures as necessary to clarify.

Management`s Discussion and Analysis, page 41

10. We note that you have not complied with prior comment 38, concerning the combined predecessor and successor financial information, serving as the basis for your discussion and analysis.
Although we understand that you may be able to address variances attributable to the application of purchase accounting while comparing the combined amounts of 2003 with both the preceding and subsequent periods, we continue to believe that the transition in financial accounting, accompanied by the change in reporting entities, precludes combining the results of the separate entities, as if they were one and the same for the entire period, for purposes of disclosure in MD&A. Similarly, we believe the combined columnar information, such as that appearing on pages 8 and 9 of your prospectus, should be removed from the filing. We will not object if you wish to provide a limited discussion/presentation utilizing combined revenues.

Financial Statements

Note 11 - Capital Stock, page F-23

11. We are continuing to review the supplemental material you provided in response to prior comment 56, concerning your valuations of stock option grants. We have several preliminary requests. We would like to understand the composition of discounts factored into your valuations, specifically as they relate to the marketability of your shares, and lack of control for minority positions. Please submit a schedule showing a breakdown of the discounts employed. Tell us what evidence you have to support a view that minority shareholders would not receive a proportionate share of current and future cash flows (i.e. explain why they would incur a disproportionate return on their investment); and describe any actions taken by the controlling shareholders, of which you are aware, placing minority shareholders at a disadvantage (e.g. identify the effects of any compensation arrangements or management fees that you believe are excessive).

In addition to the foregoing, please explain to us why you believe that further disclosure of the significant factors, assumptions and methodologies used in determining fair value; and the intrinsic value of your vested and unvested stock options at the most recent balance sheet date, based on your estimated IPO price, would not be pertinent to an understanding of your liquidity, capital resources, and results of operations. If you do not believe disclosing intrinsic values would be helpful, please submit your information on a supplemental basis. We will need to know your expected IPO price, for consideration relative to the business changes described, to advance our review of this matter.

In responding to this comment, please also provide us with a schedule showing the timeline covering the period from when you first considered your IPO through the present. Describe the nature of and include dates for all discussions with underwriters, changes in your expectations for the offering price, sales of stock, issuances of stock options and warrants, significant changes in your business, and so forth. Include an analysis of the significant business events, addressing the related impact on the fair value of your stock. Where applicable, quantify the number of securities issued, prices received for sales of stock and exercise prices ascribed to options and warrants; describe your relationship with the counterparties in these transactions.

Form S-4

12. Please note that we are monitoring the Form S-4 for the above comments and the ones previously issued on the Form S-1.

Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and
related
disclosures to Traci Towner at (202) 824-5673 or, in her absence, to
Karl Hiller at (202) 942-1981  Direct questions relating to all other
disclosure issues to Jason Wynn, at (202) 824-5665 or, in his
absence, to the undersigned at (202) 942-1870.   Direct all
correspondence to the following ZIP code:  20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	T. Towner
      J. Wynn
	K. Hiller

      via facsimile

	Roger Meltzer, Esq.
      John Papachristos, Esq.
      Cahill Gordon & Reindel LLP
            (212) 269-5420
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Reddy Ice Holdings, Inc.
April 15, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE